VIA EDGAR

August 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Gregory Herbers, Esq.

Re:	QuickLogic Corporation
Registration Statement on Form S-3
File No. 333-266942
Request for Acceleration of Effectiveness

Dear Mr. Herbers:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, QuickLogic Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement filed with the Commission on August 8, 2022, to become effective at 3:00 PM Eastern Time on August 26, 2022, or as soon thereafter as practicable, unless we or our outside counsel, The NBD Group, Inc., request that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact Sara Terheggen of The NBD Group, Inc. at (408) 201-2964 should you have any questions or require additional information regarding this request. Thank you.

Very truly yours,

QUICKLOGIC CORPORATION

By:	/s/ Elias Nader
Name:	Elias Nader
Title:	Principal Financial Officer and Senior Vice-President, Finance

cc: Sara Terheggen, The NBD Group, Inc.